Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April, 2015	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Filed with SEC Its Annual Report on Form 20-F

General Shareholders’ Meeting of Natuzzi S.p.A. Approved Natuzzi S.p.A. Financial Statements 2014

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--April 30, 2015--Natuzzi S.p.A. (NYSE: NTZ) (the “Company”) announced today that it filed with the SEC its annual report on Form 20-F (the “20-F”) for the fiscal year ended December 31, 2014. The 20-F will be available on the Company’s website www.natuzzi.com in the Investor Relations page under the “Annual Reports” section, or immediately under the “SEC Filings” section.

The Company’s shareholders can request a hard copy of the 20-F, which includes the audited financial statements, free of charge by contacting the Company at investor_relations@natuzzi.com.

The Company’s Annual General Shareholders’ meeting, held on April 29, 2015, approved the Company’s Financial Statements for the fiscal year ended December 31, 2014 and also acknowledged the presentation of the 2014 Consolidated Financial Statements of the Natuzzi Group.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €461.4 million in 2014, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, 11 commercial offices outside Italy and more than 1,100 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

CONTACT:
NATUZZI INVESTOR RELATIONS
+39.080.8820.812
investor_relations@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	April 30, 2015	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi